UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number 001-35722

CHINA INFORMATION TECHNOLOGY, INC.
(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On August 13, 2013, the Board of Directors of China Information Technology, Inc. (the “Company”) appointed Yong Jiang (“Dr. Jiang”) as a director of the Company. Dr. Jiang was also appointed by the Board to each of the Audit, Compensation and Governance and Nominating Committees and will act as the Chair of the Governance and Nominating Committee. In addition, the Board determined that Dr. Jiang meets the criteria for independent directors and audit committee members as set forth in NASDAQ Listing Rules 5605(a)(2) and 5605(c)(2)(A).

Dr. Jiang, professor and supervisor for PH. D candidates, has been the Vice Director of Division of Information Science & Technology and Director of Network Center in the Graduate School at Shenzhen, Tsinghua University (GSST) since 2002. Dr. Jiang is a member of the Association of Computing Machinery (ACM), the world’s largest educational and scientific computing society, and a member of China Computer Federation (CCF). He also serves as the Vice Chairman of the Shenzhen Association of Chief Information Officer, and a committee member of the Shenzhen Association of Experts. Dr. Jiang is majored in the research of next generation internet and computer network architecture, and has led more than 10 state-level scientific research programs, including programs from National Natural Science Foundation of China (NSFC), the National 863 Program, the pilot program from China Next Generation Internet (CNGI) and National Major Projects. Dr. Jiang graduated from the Department of Compute Science and Technology of Tsinghua University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2013	CHINA INFORMATION TECHNOLOGY, INC.

	By:	/s/ Jiang Huai Lin
Jiang Huai Lin
Chief Executive Officer